345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990 jwww.loeb.com

December 9, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc.
Amendment No. 5 to Draft Registration Statement on Form F-4
Submitted September 28, 2022
CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated November 10, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 5 to Draft Registration Statement on Form F-4, confidentially submitted to the Commission on September 28, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 5 to DRS on Form F-4 submitted September 28, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 126

1.	Expand and clarify your disclosure to clearly explain the nature of your business. In this regard, it does not clearly appear from your disclosure that you are a reseller of services. Specifically, as mentioned in your response to prior comment 7, you rent computer power from suppliers. In addition, as noted in your response to prior comment 10, you do not own any hosting facilities, but rather, arrange the hosting services via a third-party hosting facility. Further, as noted on your balance sheet, you do not own mining equipment. Given these factors, it does not appear that you sell your own products or services, but rather resell other entities products and/or services. Your business model should be clearly described as it applies to each of your revenue streams.

Response: The Company acknowledges the Staff’s comments. BitFuFu has revised relevant disclosures on pages 14, 37, 116, 117, 119, 121, 122 and 123 of the Revised Draft Registration Statement.

Key Components of Results of Operations, page 128

2.	Please consider revising to separately present each of the components that comprise Miners Related Services revenues and cost of revenues. For example, separately presenting the sourcing services revenues and cost might be relevant to an investors’ understanding of your business as this service is performed as an agent and margins contribution will be different than that of the other components included in this line item.

Response: The Company acknowledges the Staff’s comments. BitFuFu has revised relevant disclosures on pages 133 to 136, 139, 140 and 141 of the Revised Draft Registration Statement.

Consolidated Statements of Cash Flow, page F-39

3.	In order to further evaluate your response to prior comment 3, please clarify whether the proceeds from the sale of crypto assets in exchange for fiat currency is being presented in your Statements of Cash Flows as an operating or investing activity. Please provide an analysis with citations to accounting literature that supports your presentation.

Response: The Company acknowledges the Staff’s comments and revised the Statement of Cash Flows of BitFuFu to separately present the sale and purchase of crypto assets instead of showing the net amount. BitFuFu further clarifies its accounting policy regarding the presentation of proceeds from the sales of crypto assets in exchange for fiat currency in its Statement of Cash Flows on page F-32 of the Revised Draft Registration Statement.

Pursuant to ASC 230-10-45-22, Certain cash receipts and payments may have aspects of more than one class of cash flows. The classification of those cash receipts and payments shall be determined first by applying specific guidance in this Topic and other applicable Topics. In the absence of specific guidance, a reporting entity shall determine each separately identifiable source or each separately identifiable use within the cash receipts and cash payments on the basis of the nature of the underlying cash flows, including when judgment is necessary to estimate the amount of each separately identifiable source or use. A reporting entity shall then classify each separately identifiable source or use within the cash receipts and payments on the basis of their nature in financing, investing, or operating activities.

The sales of digital assets in exchange of fiat currency have aspects of more than one class of cash flows, therefore, BitFuFu makes the classification of the cash receipts on the basis of the nature of the underlying cash flows: 1) sales of Bitcoins mined by BitFuFu in exchange for fiat currency is presented as an operating activity, as the source of the mined bitcoins is from the self-mining operation of BitFuFu; 2) sales of digital assets received from the operations such as cloud mining services or hosting services is also presented as an operating activity; 3) sales of digital assets borrowed by BitFuFu in exchange for fiat currency is presented as a financing activity, as the source of the sold digital assets is from the financing activity of BitFuFu; 4) sales of digital assets obtained for trading purposes is presented as investing activity. During 2021, BitFuFu did not sell crypto assets as operating or financing activities.

4.	Please revise your table included in Note 3 - Digital Assets of the Group as it still includes the purchase of digital assets as an operating activity in the reconciliation between net income and the movement of digital assets of the Group as presented in the Statement of Cash Flows.

Response: The Company acknowledges the Staff’s comments. BitFuFu has revised Note 3 on page F-43 of the Revised Draft Registration Statement.

Note 2 - Summary of Significant Accounting Policies, page F-41

5.	Disclose the nature of your relationship with Bitmain. See ASC 850-10-50. For example, we note the following disclosures in your filing:

●	On page 100, you identify a strategic relationship with Bitmain.

●	Bitmain is one of three investors in the PIPE subscription agreement as disclosed on page 101.

●	As disclosed on page 102, you are the only cloud-mining strategic partner of Bitmain to date, you are an S-client of Bitmain and you entered into a 10-year mining hosting agreement with Bitmain.

●	You disclose on page 102 that you are highly dependent on a small number of mining equipment suppliers including Bitmain. Further, on page 112 you disclose that you are able to secure a stable supply of advanced Antminer S19 miners from your strategic collaboration with Bitmain. Please clarify if your $79.6 million prepayment to suppliers is to Bitmain. If true, disclose this supplier concentration. Refer to ASC 275-10-50-18.a.

Provide us with your analysis as to whether Bitmain and its affiliates should be disclosed as a related party. Refer to ASC 850. If you conclude Bitmain is a related party, separately disclose transaction amounts with Bitmain or its affiliates on the face of the balance sheet and statement of comprehensive income pursuant to Rule 5-02 and Rule 5-03 of Regulation S-X, respectively.

Response: The Company acknowledges the Staff’s comments.

BitFuFu respectfully submits that Bitmain and its affiliates are related parties of BitFuFu in accordance with the definition of related parties in ASC 850-10-20, based on the following reasons:

1)	Antdelta Investment Limited, an affiliate of Bitmain, holds 5% of equity interest in Finfront Holding Company currently. BitFufu also expects that, as a result of the PIPE Investment to be consummated simultaneously with the closing of the Acquisition Merger, Bitmain and/or its affiliates will increase its equity holding in BitFuFu Inc.

2)	BitFuFu has material transactions with Bitmain and its affiliate. BitFuFu further submits that the $75.3 million out of the $79.6 million prepayment to suppliers is to Bitmain’s affiliate. BitFuFu has revised the disclosure on page F-26, F-27 and F-48 to separately disclose transaction amounts with Bitmain or its affiliates.

(g) Digital Assets of the Group, page F-42

6.	We note your response to prior comment 3 and your revised disclosure that “When an identical digital asset is bought and sold at a price below the Group’s current carrying value, this will often serve as an indicator that impairment is more likely than not”. Please confirm that your policy complies with ASC 350-30-35-19 that requires an impairment at any time the fair value of the digital asset is below its carrying value. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-32 of the Revised Draft Registration Statement to comply with ASC 350-30-35-19.

(n) Revenue recognition, page F-44

7.	We note the following statement on page F-44, “If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier).” Please clarify how you have an unconditional right to payment when you have a contract liability.

Response: The Company acknowledges the Staff’s comment and clarifies that as of the date of this submission, BitFuFu has not been involved in situations in which it has an unconditional right to payment before it transfers a good or service to the customer. BitFuFu has revised the disclosure accordingly on page F-34 of the Revised Draft Registration Statement.

8.	Please revise your accounting policy disclosure to more accurately and consistently describe the promises in your contract, the ASC 606 performance obligation, the consideration specified in your contracts, and the ASC 606 transaction price described in response to prior comment 4. For example, your response to prior comment 4 appears to:

●	State either party can terminate at any time. Your disclosure does not appear to state this and neither your response nor your disclosure indicates whether termination triggers a penalty.

●	State that your contracts with your customers explicitly state the amount of hash rate you will provide, the service period, and the unit price of service. Your disclosure does not appear to state this.

●	State that your customer contracts include more than one promised good or service and describes them and, that the customer has contracted for a combined output for a specified period of time. In contrast, your disclosure appears to describe a number of inputs (e.g., hash rate, value-added services, infrastructure, and connectivity) and then states the combined output is one of those inputs (i.e., hash rate). More fully articulate and identify the promised good and services (which are not distinct) that are inputs to the combined output. More clearly articulate the combined output or outputs for which the customer has contracted (i.e., the performance obligation). See ASC 606-10-25-21(a).

●	Describe the consideration specified in the contract in “Step 3 (1)” of your response, indicating it is a fixed amount. Your disclosure does not appear to state this.

●	Describes the forms of settlement in “Step 3 (4). Your disclosure does not appear to state this.

Response: The Company acknowledges the Staff’s comment and has added relevant disclosure on pages F-34 to F-36 of the Revised Draft Registration Statement.

9.	Please more fully respond to prior comment 6 as to whether cloud mining services and cloud hosting services are provided to the same customers. If they are, please analyze for us whether under ASC 606 they are required to be combined. See ASC 606-10-25-9.

Response: The Company acknowledges the Staff’s comments. BitFuFu respectfully submits its further explanations as below:

Pursuant to ASC 606-10-25-9, an entity shall combine two or more contracts entered into at or near the same time with the same customer (or related parties of the customer) and account for the contracts as a single contract if one or more of the following criteria are met: a) The contracts are negotiated as a package with a single commercial objective; b) The amount of consideration to be paid in one contract depends on the price or performance of the other contract; c) The goods or services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation.

BitFuFu does not believe that the cloud mining services contract and the hosting services contract entered into between BitFuFu with the same customer shall be combined, based on the following reasons: (1) BitFuFu generally has not encountered situations in which the two types of service contracts were entered into at or near the same time for the same customers; (2) these two types of service contracts have different commercial objective and are not negotiated as a package. A customer who purchases BitFuFu’s cloud mining services does not necessarily purchase its hosting services, and vice versa. Historically, only a very small number of customers purchased both the cloud mining service and hosting service from BitFuFu, and the two types of services were purchased separately, with contracts being entered into at different times; (3), the amount of consideration to be paid in one contract does not depend on the price or performance of the other contract; and (4)goods or services promised in each of the contracts are different performance obligations.

10.	In response to prior comment 7, you indicate that the Company procures the right to utilize the computing power of mining equipment owned by its suppliers. Please more fully describe this right, including whether the right includes a lease under ASC 842. We note your response states in part that the “… supplier would provide certain designated miners that together would provide such quantity of computing power.” Also, your description of inventory risk states in part “… while the Company is controlling the mining equipment, …”

Response: The Company respectfully submitted that BitFuFu procures the right to utilize the computing power of mining equipment owned by its suppliers pursuant to the Hash Computer Server Cooperation Agreement (the “Agreement”) entered between the Company and the mining equipment supplier. This agreement has been filed as Exhibit 10.13 to the Revised Draft Registration Statement.

Under the Agreement, at the end of every month, BitFuFu will estimate the computing power it needs in the next month and rent a corresponding quantity of hash computer servers, or miners, from the supplier to utilize the computing power of these miners. The unit rental price fluctuates every month according to market condition. The parties settle the monthly rental based on the quantity of computing power actually used in the previous month and the unit price previously agreed upon. BitFuFu also has a minimum quarterly purchase commitment for the computing power and if it fails to meet such minimum commitment, BitFuFu shall settle for the difference. The supplier bears the risk of damage to the miners not at the fault of BitFuFu.

BitFuFu treats such arrangement as a short-term lease with the lease term being one month because the underlying miners and their quantity may be different month to month and the unit rental price also fluctuates every month according to market condition. In addition, BitFuFu does not have an option reasonably certain to exercise to purchase the underlying miners. BitFuFu elects not to apply the lease recognition requirements to the short-term leases of miners according to ASC 842-20-25-2. Instead, BitFuFu recognizes the lease payments in profit or loss each month.

Accordingly, BitFufu also revised the disclosure on page F-33, F-38 and F-39 of the Revised Draft Registration Statement.

11.	In response to prior comment 7 you refer to ” … other parties involved in the delivery of hash rate to the Company’s customer, including the mining equipment suppliers and other infrastructure services suppliers,…” Please clarify what you mean by this phrase, identify the other parties, and describe their role in providing the combined output for which your customer contracted.

Response: The Company respectfully submitted that none of the “other parties” in its response to prior comment 7 is directly or primarily responsible for fulfilling the promise to deliver hash rate to BitFuFu’s customers. Instead, each of the “other parties” provides its service as an input to the BitFuFu’s one-stop cloud mining solutions. Their respective roles are as follows:

(1)	Mining equipment suppliers from whom BitFuFu rents mining equipment;

(2)	Infrastructure services suppliers that provide computer server rack space, electricity suppliers and network connections;

(3)	Service suppliers such as AWS to (i) provide computing services for BitFuFu’s Aladdin platform to ensure the normal operation of hash rate scheduling and dispatching, and (ii) provide data storage services for customers’ data and hash rate operation data; and

(4)	Network services provider to help BitFuFu optimize and accelerate website performance, and to provide network security services such as preventing DDoS and other types of network attack.

12.	Please clarify what “amount of time provided” in response to prior comment 8 means and its relationship to hash rate provided. Explain why it is an appropriate output given your statement in your response to prior comment 4 that each contract explicitly states the amount of hash rate you will provide and the service period.

Response: The Company respectfully clarifies that in each contract or order, the “Purchased Hash Rate” refers to the units of hash, or computing power, per second, and the “Service Period” refers to the accumulated time that BitFuFu shall provide qualified hash rate to its customers, instead of calendar time. Qualified hash rate means the actual average hash rate per second is not lower than 95% of the Purchased Hash Rate stated in the contract with customers, thus satisfies the stability requirement.

Service period is measured in a minimal time interval of one second. If in any particular second, the hash rate falls under required quality standard, that second will not be counted towards “the actual service time period”. When evaluating the completion progress of the contract or order, the “amount of time provided” (or “actual service time period” in the revised disclosure) refers to the actual cumulated time during which BitFuFu provides qualified hash rate to its customers. Since hash rates per second ranging from 95% to 100% of the Purchased Hash Rate all meet the contract stability requirements with customers, the Company tracks such “amount of time provided” (or “actual service time period” in the revised disclosure) to measure its completion progress toward agreed Service Period in the contract.

In response to the Staff’s comments, the Company has further revised the disclosure on page F-36 of the Revised Draft Registration Statement.

13.	In order to help us further evaluate responses to prior comments 12 and 13, please provide an accounting analysis for each ASC 606 step supporting your accounting policy for self- mining. Include in your analysis, but do not limit it to; the points below and provide proposed revisions to your financial statement accounting policy disclosure responsive to them.

●	As it relates to ASC 606 step 1, clarify the basis for your determination of contract inception and your consideration of ASC 606-10-25-4. Reconcile your analysis to the statements in your disclosure that the Group’s enforceable right to compensation only begins when it provides hash rate to the mining pool operator and the obligation of the mining pool to make payments begins when pool participants contribute hash rate to the mining pool.

●	Tell us how you determine contract duration including whether the contract can be terminated by either party at any time without penalty. Please explain how you determined that your contracts have a 24-hour term if either party can terminate the contract at any time without penalty. Address whether you have the right under your contract with the pool operator to decide at what point in time and for what duration you will provide computing power, including whether you can start and stop providing computing power during a day. Tell us if you can choose to provide computing power anytime during a day or whether you are required to start providing it at UTC 0:00:00. Describe your evaluation of contract inception and contract duration considered your rights, if any, to determine when to commence and cease providing computing power at will.

●	As it relates to ASC 606 step 2, clarify what your performance obligations are and how you determined them, including identifying your promises and your evaluation of ASC 606-10-25-14 and -15.

●	As it relates to ASC 606, step 3, clarify whether all consideration is variable and your analysis of ASC 606-10-32-11 and -12, identifying which parts of the FPPS formula create uncertainty. For example, does uncertainty exist in the (i) actual amount of hash rate contributed to the mining pool or (ii) the unit mining output. Also, clarify to what the phrase “the hash rate submitted to the mining pool” means in the statement in your response, “The actual amount of hash rate contributed by the pool participant is affected by other factors and its effective rate of hash rate, which is calculated as the percentage of hash rate accepted by the mining pool out of the hash rate submitted to the mining pool.” For example, is it referring to the hash rate submitted by the Company or the hash rate submitted by other pool participants unrelated to the Company.

Response: The Company acknowledges the Staff’s comments and respectfully submits its following comprehensive analysis on each of the five steps in ASC 606 for the self-mining revenue.

Step 1：Identifying the contract.

BitFuFu consents to the online framework service agreements provided by pool operators when BitFuFu sets up its accounts on their websites. BitFuFu receives mining rewards in the form of Bitcoins from these mining pools in exchange for its contribution of computing power in the form of hash rate to these mining pools. These framework service agreements do not quantify BitFuFu’s performance obligation, i.e., the quantity and duration of hash rate to be submitted by BitFuFu to mining pools are not specified. Moreover, these framework service agreements do not specify when and for how long BitFuFu will provide computing power, and whether BitFuFu can start and stop providing computing power during a day.

While not specified in any agreement, it is industry practice for mining pool operators to stand ready to accept hash rate submitted by pool participants and then confirm the Bitcoin payouts to be received by the pool participants each day at UTC 24:00:00 in exchange for the hash rate submitted to the mining pools in the previous 24 hours. As crypto mining takes place 24 hours a day, 7 days a week through miners across different time zones, using the time period of UTC 00:00:00 to UTC 24:00:00 provides a universal standard that well suits every participant, including BitFuFu.

In practice, BitFuFu always contributes hash rate to mining pools continuously 24 hours a day and 7 days a week as long as its fleet of miners are in operation, which BitFuFu also believes is consistent with industry practice. Considering (i) the pool operators confirm the Bitcoin payout at UTC 24:00:00 every day for BitFuFu’s hash rate contribution in the previous 24 hours and settle the payout daily, and (ii) the value of Bitcoin payout fluctuates continuously, BitFuFu believes it is appropriate to treat contract conception time at UTC 00:00:00 and ending time at UTC 24:00:00 every day to reflect the economic substance of its self-mining operation.

In certain transient and very rare situations, for example, on the first day when BitFuFu sets up an account with a particular mining pool, the starting time of hash rate submission by BitFuFu may not be at exactly UTC 00:00:00 on that day. In that case, BitFuFu treats the moment when it starts to submit hash rate as the contract inception time.

In addition, BitFuFu respectfully clarifies that it does not believe the mining operators have an unconditional right to terminate the contract between the pool participants and the pool operators at any time. For example, under Section 5.3 of the ANTPOOL User Service Agreement provided on AntPool’s website https://www.antpool.com/protocal/copyRight1, AntPool may only close a pool participant’s account if the participant is at fault. If BitFuFu has already consented to AntPool service agreement, sets up its account on AntPool’s website, is ready to perform or is performing, i.e., contributing hash rate to AntPool, and if AntPool unilaterally terminates the service agreement without cause and does not give BitFuFu the opportunity to perform or continue to perform, BitFuFu believes it has a claim for expectation damage at a court of law. Rejecting a pool participant’s hash rate contribution without cause would also be contrary to the established practice within the mining pool industry. BitFuFu has revised the disclosure on page F-46 of the Revised Draft Registration Statement to reflect the above clarification.

As such, BitFuFu believes a contract does exist and based on ASC 606-10-25-1, BitFuFu accounts for a contract with the mining pools because all of below criteria are met:

(1)	The parties to the contract have approved the contract. BitFuFu considers mining pool operators as its customers. Through the framework service agreements and by contributing hash rate on the part of BitFuFu and confirming payout on the part of the mining pool operators according to the business practices in the mining pool industry, the parties have approved the contract. The parties are committed to perform their respective obligations, as demonstrated by their past daily transactions.

(2)	Each party’s rights regarding the goods or services to be transferred can be identified. The goods or services to be transferred by BitFuFu is the hash rate it contributes to the mining pool. The consideration to be transferred by the mining pool to BitFuFu is the Bitcoin payout.

(3)	The payment terms for the goods or services to be transferred can be identified. Although the amount of consideration to which BitFuFu expects to be entitled in exchange for transferring hash rate to mining pool is not known before the mining pool confirms the payout at UTC 24:00:00, it can be identified through the Full-Pay-Per-Share, or FPPS, method, which is offered by the mining pools as one of the several payout methods and accepted by BitFuFu. Under the FPPS method, the pool operators pay out the number of Bitcoins expected to be mined based on the magnitude of hash rate and duration of contribution. Please refer to the response to Comment 12 in the Company’s submission on September 28, 2022 for detailed description on the FPPS method.

(4)	The contract has commercial substance. BitFuFu receives Bitcoin as non-cash consideration under the contract and can exchange the Bitcoin received into fiat currency.

(5)	Collection of the consideration is probable. It is probable that BitFuFu will collect substantially all of the consideration to which it will be entitled in exchange for the hash rate it contributes to the mining pool, which has been demonstrated through the business practice in the mining pool industry and the daily transactions between BitFuFu and the mining pools.

Step 2：Identifying performance obligations

BitFuFu’s performance obligations in its self-mining operations are to provide a series of distinguished goods or services, i.e., hash rate, on an “as available” basis over the duration of each of its daily contracts to the mining pools according to customary industry practice. The series of hash rate provided over a period of time are a single performance obligation according to ASC 606-10-25-14 and 15 because they are substantially the same and have the same pattern of transfer to the mining pools.

Step 3：Determining the transaction price

The transaction price in each of BitFuFu’s daily contracts with mining pool operators is the expected Bitcoin payout confirmed by the mining pool operator at UTC 24:00:00. BitFuFu respectively clarifies that under the FPPS formula, the expected FPPS payout is equal to (i) actual amount of hash rate submitted to and accepted by the mining pool, multiplied by (ii) unit mining output.

There are uncertainties associated with the hash rate provided by a miner, the hash rate submitted to and accepted by the mining pool, and the unit mining output. The hash rate provided by a miner is not a stable output and slightly fluctuates. The hash rate submitted to and accepted by mining pools are subject to further variations resulting from miners’ operating status, miners’ working environment including voltage fluctuation and temperature, and network connection quality between the miners and the servers of mining pool. Unit mining output is also a variable that depends on, among others, the current Bitcoin network difficulty and the total hash rate on the Bitcoin network,.

BitFuFu respectfully submits that the effective hash rate is calculated as the percentage of hash rate accepted by the mining pool out of the hash rate submitted to the mining pool by the same pool participant. It is common for mining pool to reject a percentage of hash rate submitted (typically between 1% – 2%) does not meet its quality standard, and accept the rest of the hash rate submitted.

BitFuFu respectfully submits that, although the expected Bitcoin payout is non-cash variable consideration, it is probable that a significant reversal in the amount of cumulative revenue recognized over the daily contract period will not occur under ASC 606-10-32-11 and -12. The Bitcoin price has been fixed at the contract inception time at UTC 00:00:00, or at the time when BitFuFu starts to contribute hash rate to mining pools. The exact quantity of Bitcoin to be received is subject to the uncertainties as described above, but will be fixed upon confirmation by the mining pool operator at the end of contract period at UTC 24:00:00.

Step 4：Allocating the transaction price to performance obligations

There is no need to allocate the transaction price, since there is only one single performance obligation.

Step 5： Satisfaction of a performance obligation and revenue recognition

ASC 606-10-25-23 indicates that an entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset. According to ASC 606-10-25-25, control of an asset referred to the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset.

When BitFuFu submits the hash rate to its customer, i.e., the mining pool, the control of such hash rate has been transferred to the mining pool because the mining pool obtains the ability to direct the use of and obtain substantially all of the remaining benefits from the hash rate accepted.

According to ASC 606-10-25-27(a) and ASC 606-10-55-5, BitFuFu transfers control of hash rate over time to a mining pool, as the mining pool simultaneously receives and consumes the benefits provided by BitFuFu’s performance as BitFuFu performs. However, BitFuFu is not able to reasonably determine the Bitcoin payout as a result of its hash rate contribution, nor its progress toward satisfaction of that payout until the mining pool confirms the payout at UTC 24:00:00. As such, BitFuFu recognizes the revenue at the end of the daily contract period when the mining pool confirms the payout.

Hosting services, page F-45

14.	Please ensure that statements in your response to prior comment 10 are included in your disclosures. For example, statements included in response 10(B)(3) are not in your disclosure such as your description of variable consideration earned. Lastly, please clarify your statement that “The selling equipment and hosting service are two distinct business lines covered by separate agreements and independent with each other, and are therefore analyzed separately”. Please analyze for us whether under ASC 606 they are required to be combined. See ASC 606-10-25-9.

Response: The Company acknowledges the Staff’s comment and has added relevant disclosure on page F-36 and F-37 of the Revised Draft Registration Statement.

Regarding the contract of selling equipment and the contract of hosting service, BitFuFu respectfully submits that they are not required to be combined according to ASC 606-10-25-9, due to the following reasons: (1) the two contracts do not have a single commercial objective; neither of these contracts is loss-making or has to take into account the consideration received under the other contract to make profit; (2) the amount of consideration to be paid in one contract does not depend on the price or performance of the other contract. The selling price of mining equipment and the price of hosting service represent the respective fair value of goods and services provided and are determined separately according to their respective market price, competition, and target profit margin; and (3) the goods or services promised for these two contracts are two different performance obligations.

(o) Cost of revenues, page F-47

15.	Please revise your cost of revenue accounting policy to clarify how you account for hash rate you purchase from suppliers. Consider whether such arrangements include a lease of an identified asset. In this regard, your response to prior comment 7 references that the “supplier would provide certain designated miners” and “suppliers or hosting facility cannot replace them unless due to issues such as malfunction”. We note your Major Supplier disclosures on page 117 and 118. Ensure that you disclose your commitments to purchase from the supplier (see your response to prior comment 7(2)). Also, tell us and consider the need to modify your Business section to clarify what the Company does with purchased hash rate for which the Company does not have customer subscriptions.

Response: The Company acknowledges the Staff’s comment and has added relevant disclosure on page F-38 and F-39 to clarify the accounting for hash rate it purchases from suppliers.

Regarding whether the hash rate purchase arrangement with suppliers include a lease of an identified asset, please refer to the response to comment 10 above.

Regarding the purchased hash rate for which BitFuFu does not have customer subscriptions, please refer to the disclosure on page 119 of the Revised Draft Registration Statement.

Note 3. Digital Assets, page F-49

16.	We note in your responses to prior comments 9 and 15 that you recognize and present an a safeguarding asset and liability and a safeguarding asset on the balance sheet related to those safeguard digital assets and corresponding obligation in accordance with SAB 121 you custody. However, your disclosures suggests that you do control the crypto-assets you custody but also references that you are applying SAB 121 to account for the safeguarding of the crypto-assets. Please address the following related to your disclosure about the application of SAB 121:

●	Revise the titles of the SAB 121-related line items on your balance sheet to be clear that the line items relate to a safeguarding liability and safeguarding asset. Your current titling suggests that you recognized the digital assets you custody in your balance sheet.

●	Revise the first sentence of Note 4 to clarify the balance represents your safeguarding liability and corresponding safeguarding asset for the digital assets temporarily held by the Group on behalf of customers in the Group’s platform.

●	Revise Note 4 to clarify that your safeguarding liability and safeguarding asset are measured at fair value each reporting period and remove phrases such as “based on fair value” and “same value.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-26 and F-43 to F-44 of the Revised Draft Registration Statement.

17.	As a follow-up to the preceding comment and in order to help us understand your SAB 121 conclusion, please provide an accounting analysis that supports your conclusion that you do not have control of the digital assets in your custody. In your analysis, address the material rights and obligations of your customers and you for holding the digital assets in wallets. In your reply, please clarify whether you have the right to pledge, rehypothecate, transfer, or otherwise use the digital assets you hold in custody.

Response: The Company acknowledges the Staff’s comment.

In addressing the Staff’s comment, BitFuFu referred to the nonauthoritative guidance in Question 10 of the AICPA Practice Aid, Accounting for and auditing of digital assets (the AICPA Guide). Question 10 states that to make the accounting ownership determination for custodied digital assets, an entity generally evaluates which party (i.e., the depositor or custodian):

— ‘controls’ the crypto asset under the Topic 606 principle of control (i.e., according to ASC 606-10-25-25, which entity, the depositor or the custodian, has the ability to direct the use of and obtain substantially all the remaining benefits from the digital asset); and

— has a digital asset that meets the essential characteristics of an asset as described in the FASB’s Conceptual Framework.

Therefore, BitFuFu’s accounting treatment and analysis take into account of the facts below (including the material rights and obligations of each party):

— Legal ownership: The User Agreement between the customers and BitFuFu (the “User Agreement”) provides that the customer of BitFuFu is the legal owner of the custody digital assets, and the title and interest of such custody digital assets reside with the customer.

— Transfer and other rights: Under the User Agreement, only the customer is permitted to sell, transfer, loan, encumber or pledge the custody digital assets; BitFuFu has no such rights.

— Cryptographic keys: BitFuFu holds the customers’ digital assets through an account on Coinbase separately opened and maintained for such custodial purpose. Withdraws from such account can only be executed with instructions from customers.

— Tracking: BitFuFu is required under the User Agreement to maintain a separate ledger for each customer who has BitFuFu hold his or her digital assets in custody.

— Access: The customer can withdraw at any time and for any reason the custody digital assets or can use such custody digital assets to purchase goods or services on BitFuFu’s platform. Under the User Agreement, BitFuFu cannot reject valid transaction instructions from the customer. Customers access their accounts on BitFuFu’s platform to submit transaction instructions.

— Risks and rewards: The customer bears all risk of loss associated with the digital assets, except for losses caused by BitFuFu’s fraud, willful misconduct or gross negligence. The customer bears all risk and reward from fluctuations in the market price of digital assets.

— Fungibility of digital assets: Each digital asset owned by the customer and held in BitFuFu’s custodial wallets is identical to and has the same fair value as any other digital assets. Custodian is only obligated to return the same number of digital assets owned by the customer and is not obligated to return the specific coin initially deposited by the customer.

Under Topic 606 (606-10-55-66, 55-68; 610-20-25-6 and 25-7), control over an asset does not transfer when the transferor (i.e., the customer in this scenario) has the substantive right to repurchase that asset (or a substantially equivalent asset – e.g. a fungible digital token).

The above facts indicate that the customer has the substantive right to withdraw the digital assets placed in custody. Therefore, the customer controls the custody digital assets, and BitFuFu does not have control over the digital assets held in custody. Nor does BitFuFu have the right to pledge, rehypothecate, transfer, or otherwise use the digital assets held in custody.

In addition, BitFuFu expects to stop holding customers’ digital assets in custody from December 2022.

18.	In order to help us further evaluate your response to prior comment 18, please more clearly articulate your contractual rights as a verified customer and evaluate them in the context of the definitions of financial asset and intangible asset. Please clarify your statement in response to prior comment no. 18(4) that “Even becoming a verified customer, as declared by Tether, there is still uncertainty about what assets can be obtained from redemptions of USDT, which might lead to different accounting treatment on the USDT”. Please clarify what the different accounting treatment will be.

Response:

The Company acknowledges the Staff’s comment and clarifies that the rights and obligations between Tether and holders of USDT are governed by the Terms of Services published through the following web link: https://tether.to/en/legal/#terms-of-service.

According to the Terms of Services, USDT as a form of Tether Token is backed by Tether’s Reserves, which include traditional currency and cash equivalents and, from time to time, may include other assets and receivables from loans made by Tether to third parties. Holders of USDT must be verified users to redeem USDT from Tether into fiat currency. Tether has the right to provide in-kind redemptions of securities or other assets held in Tether’s Reserves. The right to have USDT redeemed is a contractual right personal to the verified user. A USDT holder who is not a verified user has no contractual rights against Tether, the party from whom the holder obtains USDT, or any other party.

BitFuFu is not a verified user for the purpose of redeeming USDT. In addition to the procedural requirements as described in the response to the prior Comment 18, there are also country restrictions to become a verified user. Ethereal Tech Pte. Ltd., the entity currently holding USDT, is a Singapore company and ineligible to become a verified user according to the following link on Tether’s website:

https://tether.to/es/in-what-countries-and-states-does-tether-have-limited-functionality/

It is not clear whether the Company, a Cayman Island company and parent of Ethereal Tech Pte. Ltd., or other affiliate of the Singapore company is eligible to become a verified user. Due to the cumbersome nature of verification and uncertainty related to country restrictions, BitFuFu has no intention to become a verified user, thus the redemption of USDT is not applicable to the Company’s accounting analysis. USDT is freely tradable on major crypto currency exchanges. The Company can simply exchange USDT into U.S. dollars should it choose to do so. As such, the Company believes it is appropriate to treat its USDT as intangible assets, similar to its treatment of Bitcoin.

BitFuFu would like to clarify its response to the prior comment 18 regarding the accounting treatment for verified users. If a company which has USDT balance is a verified user of Tether, that company then has a contractual right to receive cash or another financial instrument from Tether. In that case, the USDT balance held by that company shall be accounted for as financial asset.

19.	We continue to review your response to prior comment 19 and may have further comments.

N/A

Note 9. Contract Liabilities, page F-53

20.	Please tell us the portion of the prepayment from customer for mining equipment transaction that result in commission revenue recognized by your group. Clarify whether the portion included in this line item is the commission amount to be recognized or the full amount of the equipment to be purchased as an agent. If the latter, consider separately presenting that amount as a deposit liability separate from the contract liability since the deposit will not become future revenue. Similarly, clarify why Company has a prepaid expense for mining machines for instances when the Company is not the principal in purchasing the miners (i.e., sourcing service transactions).

Response: The Company respectfully submits that the commission revenue of BitFuFu is the net amount of consideration that BitFuFu retains after paying the suppliers the consideration received from the customer in exchange for the mining equipment. Such commission revenue usually accounts for 2%-10% of the total value of the purchased equipment. BitFuFu has revised the disclosure on pages F-26 and F-45 of the Revised Draft Registration Statement to separately present the prepayment amount from customers in two parts: (1) the prepaid commission which will be recognized as commission revenue is presented under contract liability; and (2) the prepaid purchase consideration of the mining equipment is presented under customer deposit liability.

Regarding the reason why BitFuFu has a prepaid expense for mining equipment even when it is not the principal in purchasing the mining equipment, this is because in certain sourcing service transactions, BitFuFu signs agreements separately with the supplier and the customer to purchase the mining equipment from the supplier (as a buyer) and sell them to the customer (as a seller). Therefore, BitFuFu receives an advance payment from the customer and then makes payment to the supplier, which cannot be net off with each other in the balance sheet due to different counter parties, which results in its prepaid expense for mining equipment in certain sourcing service transactions. The balance of that prepaid expenses to supplier for mining equipment as of 2021 has been reclassified as “amount due from a related party” according to comment 5.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP